News for Immediate Release

Electrovaya to Develop New Generation of Stationary Battery Energy Storage

Systems using its Proprietary Infinity Battery Technology

Electrovaya's technologies provide solutions with superior safety and extended cycle life

Toronto, Ontario - November 22, 2022 - Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL; OTCQB: EFLVF), a leading lithium-ion battery technology and manufacturing company, today announced that it plans to start development of high-voltage stationary energy storage battery systems using its existing proprietary Infinity Battery Technology Platform. This technology platform, which is already deployed in a significant volume of material handling electric vehicles, has superior cycle life and safety performance standards compared to typical lithium-ion batteries.

"We believe the time is right to develop bespoke lithium-ion battery solutions for the stationary energy storage market," said Dr. Raj DasGupta, CEO of Electrovaya. "This market is growing rapidly, and as it matures, there is a growing focus on the overall life cycle cost rather than just upfront cost, a scenario that favors Electrovaya's Infinity technology. Furthermore, with our lithium-ion gigafactory in Jamestown, New York, and significant government incentives available including those in the Inflation Reduction Act, we believe that we are well positioned to succeed in this key market."

Electrovaya will be showcasing its energy storage technologies at the Intersolar North America and Energy Storage North America event in Long Beach, California on February 14-16, 2023.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Company's Infinity line of batteries is focused on commercial vehicles and its Solid State Technology under Development is focused on passenger vehicles. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements relating to the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Statements with respect to the development of a New Generation of Stationary Energy Storage Systems, to the availability of Government Incentives, the ability for the Company to receive Inflation Reduction Act incentives, to the potential demand and market for the Company's products by the Company's customers and users, and the timing for delivery thereof, and levels of expected sales and expected further purchases and demand growth are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated intentions, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, and the anticipation of the Company delivering Infinity Battery Technology Products to meet revenue targets, anticipated revenues, gross margin and ability to increase prices to help maintain gross margins, ability to have production ramps of the Infinity Battery Technology Products to meet demand, are all based on assumptions by the company and its end users. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, inflation, supply chain constraints, the potential effect of COVID restrictions in Canada and internationally on the Company's ability to produce and deliver products, and on its customers' and end users' demand for and use of products, which effects are not predictable and may be affected by additional regional outbreaks and variants, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2021 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.